Exhibit 99.1

Allot Communications Reports Record Revenues of $37.1 Million for
2008

– 2008 Revenues Increase by 14% over 2007 –

Key highlights:

– Fourth quarter revenues were $9.6 million, representing a 10% increase over fourth quarter of 2007

– Fourth quarter non-GAAP operating loss narrowed to $1.2 million, a decrease of 20% from $1.5 million operating loss for the third quarter 2008

– Fourth quarter non-GAAP net loss declined to $1.1 million, or ($0.05) per diluted share, from $1.6 million, or ($0.07) per diluted share, in the third quarter 2008

– Cash, cash equivalents and short term deposits and investments increased to $42.1 million, while ARS portfolio further devalued by $2.8 million

– Addition of five Tier 1 mobile operators during 2008

Hod Hasharon, ISRAEL – February 12, 2009 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the fourth quarter and full year ended December 31, 2008.

Total revenues for the fourth quarter of 2008 reached $9.6 million, a 10% increase from the $8.7 million of revenues reported in the fourth quarter of 2007, and a 2% decrease from the $9.8 million revenues reported for the third quarter of 2008. On a GAAP basis, net income for the fourth quarter of 2008 was $1.0 million, or $0.05 per share (basic and diluted), which includes a net gain of $2.5 million in respect of auction rate securities as described below. This compares with a net loss of $6.7 million, or $0.31 per share (basic and diluted), in the fourth quarter of 2007, and a net loss of $9.0 million, or $0.41 per share (basic and diluted), for the third quarter of 2008. For the full year 2008, revenues reached $37.1 million, representing a 14% increase over the $32.5 million in revenues in 2007. On a GAAP basis, net loss in 2008 totaled $16.5 million, or $0.75 per share (basic and diluted), as compared with a net loss of $9.9 million, or $0.46 per share (basic and diluted), in 2007.

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On a non-GAAP basis, excluding the impact of share-based compensation, ARS devaluation and recoveries, certain legal expenses and amortization of acquired core technology, non-GAAP net loss for the fourth quarter of 2008 totaled $1.1 million, or $0.05 per share (basic and diluted), as compared with a non-GAAP net loss of $1.4 million, or $0.06 per share (basic and diluted), for the fourth quarter of 2007 and a non-GAAP loss of $1.6 million, or $0.07 per share (basic and diluted), for the third quarter of 2008. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between GAAP and non-GAAP net loss is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“We were pleased with the growth which Allot reported in 2008,” commented Rami Hadar, Allot Communications’ President and Chief Executive Officer. “We were particularly proud of our continued leadership position in the mobile markets, which we see as a significant opportunity going forward. The record results for 2008 were attained despite the challenging economic conditions, and demonstrate Allot’s attractive value proposition of optimizing our customers’ networks in the near term while enabling opportunities to monetize their networks in the future. While our short term results may be affected by the evolving macroeconomic conditions, we believe that we are well-positioned to address the potential of the market in the long term.”

Recently, the Company achieved the following significant goals:

—	Addition of five Tier 1 mobile operators during 2008, four of which have more than 10 million subscribers;

—	During the quarter, concluded 12 large deals with service providers, of which six represented new customers and six represented expansion deals; and

—	Allot’s Service Gateway has been deployed with 12 service providers, and is the most widely deployed system providing true 10 Gbps performance.

As of December 31, 2008, cash, cash equivalents, deposits and investments in marketable securities totaled $57.5 million. During the fourth quarter, the Company monetized $6.6 million of ARS at par value, recording a gain of $5.3 million on a GAAP basis. Recent external valuations showed a further devaluation of ARS in the Company’s portfolio as of the end of the fourth quarter. As a result, the Company recorded an additional impairment charge of $2.8 million in its statement of operations on a GAAP basis, in respect of ARS, the devaluation of which is considered “other than temporary”, leaving the Company with a total of $15.3 million in ARS at the end of the quarter. As a result of all of the above the Company has recorded a net gain of $2.5 million on a GAAP basis during the fourth quarter.

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Conference Call & Webcast

The Allot management team will host a conference call to discuss its fourth quarter and full year 2008 results on Thursday, February 12, 2009, at 8:30 AM EST, 3:30 PM Israel time. The quarterly results will be published prior to the conference call.

To access the conference call, please dial one of the following numbers: US: 1-866-966-5335, International: +44-20-3003-2666, Israel: 1-809-216-213.

A replay of the conference call will be available from 12:01 am EST on February 13, 2009 through March 12, 2009 at 11:59 pm EST. To access the replay, please dial: +44-20-8196-1998, access code: 650204#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

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TABLE – 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$9,562	$8,673	$37,101	$32,502
Cost of revenues	2,448	2,196	9,696	8,019

Gross profit	7,114	6,477	27,405	24,483

Operating expenses:
Research and development costs, net	2,777	2,491	11,886	9,384
Sales and marketing	4,588	5,010	19,859	18,081
General and administrative	1,363	1,606	6,174	5,583
In - process research and development	-	-	244	-

Total Operating expenses	8,728	9,107	38,163	33,048
Operating Loss	(1,614)	(2,630)	(10,758)	(8,565)
Financial and other income (loss), net	2,730	(3,785)	(5,517)	(845)

Income (loss) before income tax expenses	1,116	(6,415)	(16,275)	(9,410)

Income tax expenses	82	325	220	530

Net Income (Loss)	1,034	(6,740)	(16,495)	(9,940)

Basic net earnings (loss) per share	$0.05	$(0.31)	$(0.75)	$(0.46)

Diluted net earnings (loss) per share	$0.05	$(0.31)	$(0.75)	$(0.46)

Weighted average number of shares
used in computing basic net
earnings (loss) per share	22,065,556	21,945,602	22,054,211	21,525,822

Weighted average number of shares
used in computing diluted net
earnings (loss) per share	22,225,288	21,945,602	22,054,211	21,525,822

TABLE – 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

GAAP net income (loss) as reported	$1,034	$(6,740)	$(16,495)	$(9,940)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	6	13	52	48
Research and development costs, net	84	70	321	231
Sales and marketing	64	140	465	340
General and administrative	218	218	855	742
In-process research and development	-	-	244	-
ARS and law suit litigation expenses
General and administrative	-	20	197	154

Core technology amortization- cost of revenues	30	-	119	-

Total adjustments to operating loss	402	461	2,253	1,515
Impairment of auction rate securities
Financial and other (income) loss, net	(2,507)	4,881	7,681	4,881

Total adjustments	(2,105)	5,342	9,934	6,396

Non-GAAP net Loss	$(1,071)	$(1,398)	$(6,561)	$(3,544)

Non- GAAP basic net Loss per share	$(0.05)	$(0.06)	$(0.30)	$(0.16)

Non-GAAP diluted net Loss per share	$(0.05)	$(0.06)	$(0.30)	$(0.16)

TABLE – 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,
	2008	2007
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,029	$28,101
Marketable securities and short term deposits	2,121	7,305
Trade receivables	6,163	6,122
Other receivables and prepaid expenses	1,498	3,799
Inventories	4,259	4,789

Total current assets	54,070	50,116

LONG-TERM ASSETS:
Marketable securities	15,319	35,371
Severence pay fund	3,402	3,302
Other assets	839	1,008

Total long-term assets	19,560	39,681

PROPERTY AND EQUIPMENT, NET	4,970	4,619

GOODWILL AND INTANGIBLE ASSETS, NET	4,264	239

Total assets	$82,864	$94,655

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,902	$3,409
Deferred revenues	4,475	3,968
Other payables and accrued expenses	6,466	5,514

Total current liabilities	13,843	12,891

LONG-TERM LIABILITIES:
Deferred revenues	2,293	1,404
Accrued severence pay	3,536	3,175

Total long-term liabilities	5,829	4,579

SHAREHOLDERS' EQUITY	63,192	77,185

Total liabilities and shareholders' equity	$82,864	$94,655